DLA Piper US LLP

4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350

www.dlapiper.com

Robert H. Bergdolt

robert.bergdolt@dlapiper.com

T   919.786.2002

F   919.786.2200

April 16, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel
Angela McHale, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Multifamily REIT I, Inc.
Amendment No. 2 to Form S-11
Filed on April 16, 2008
File No. 333-148414

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Gerald J. Reihsen, III of the Company dated February 29, 2008 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the Staff’s numbered comments also reproduced below in bold.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 2, which have been marked to indicate the location of changes from the Registration Statement filed on February 12, 2008, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean unmarked version of Amendment No. 2 as filed on EDGAR.

Form S-11 Registration Statement

Joint Venture with Dutch Foundation, page 9

1.                                     Please confirm to us that the sponsor will not receive duplicative acquisition and/or asset management fees in connection with an investment in a co-investment venture.

Response:             The Company confirms that the sponsor will not receive duplicative acquisition and/or asset management fees in connection with an investment in a co-investment venture.

Distribution policy, page 12

2.                                     We note your response to prior comment 13.  Please include the amount of FFO generated during the period ended December 31, 2007, when it becomes available.

Response:             Per the Staff’s request, the Company revised the Summary and Management’s Discussion and Analysis sections of Amendment No. 2 to include the amount of FFO generated during the period ended December 31, 2007.

Conflicts of Interest, page 13

3.                                     In the last bulleted paragraph on page 14, please expand your disclosure to explain when the capital commitment of PGGM will be deemed “substantially invested.”

Response:             In response to the Staff’s comment, the Company revised its disclosure to clarify that the Sponsor intends to make and share multifamily-development investments with PGGM until PGGM’s $200 million capital commitment has been placed.

Questions and Answers about this Offering, page 24

4.                                     We note your response to prior comment 18.  Please clarify in your disclosure whether NAV is equal to “estimated value.”  In addition, rather than stating that valuations “will be disseminated in an appropriate manner,” please disclose the means of distribution that you mention in your supplemental response.  If “other means” may be used, please disclose whether and how you intend to notify shareholders of these other means.

Response:             The Company has clarified its disclosure regarding “estimated value” by noting that estimated value refers to the estimated value of a share of stock and that such value, while derived in part from the value of the Company’s assets net of its liabilities, may be greater or lower than the value of the Company’s assets net of its liabilities depending on the market’s valuation of entities that own and acquire large portfolios of real estate assets.  The Company believes that the term “NAV” is often used by investors to refer to the pricing of mutual funds with a load after subtracting selling commissions and is sometimes used loosely in the traded-REIT industry, but not officially calculated by REITs themselves.  Given this usage, the Company would prefer to not risk confusing investors by using the term in its disclosure.

In response to the second part of the Staff’s comment, the Company revised its disclosure to clarify that its estimated value will be disseminated by way of monthly distribution report, quarterly report or annual report.

Compensation to our Advisor and its Affiliates, page 95,

5.                                     We note your additional disclosure in response to prior comment 15.  Please revise your disclosure to explain what is included in the “certain expenses” for which you may reimburse your advisor.  In addition, please describe in more detail the types of advisor employees for which the advisor may be reimbursed.  In particular, please address whether employees performing acquisition, management or any other duties for which the advisor is paid a fee will be subject to salary and benefit reimbursement.  Please also advise us why these reimbursements are included in the “offering stage” section of the fee table.

Response:             As the Staff requested, the Company expanded its compensation disclosure to include advisor expenses, such as the costs of salaries and benefits of persons employed by the advisor performing advisory services.  The “certain expenses” the Company disclosed would include those appropriate portions of advisor employee salaries and benefits and expenses incurred for the benefit of the Company in connection with the advisor services performed.  The Company would typically reimburse the following types of advisor employees:  information technology, legal, human resources, real estate accounting, SEC accounting and marketing.  The Company does not reimburse for costs of such employees of the advisor to the extent that such employees perform services for which the advisor receives a separate fee.

Regarding the Staff’s last portion of this comment, reimbursements for advisor-provided services are included in the “offering stage” section of the fee table because certain advisor-provided services relate directly to the offering.  For example, the Company will seek reimbursement for those advisor-provided services related to preparing offering sales literature and admitting new stockholders.  Further, the Company also directs the Staff to a separate line item previously included in its compensation table disclosure regarding reimbursement of advisor expenses at the operational stage.

Investment Objectives and Criteria, page 110

6.                                     We have read your response to comment 23. It is still not clear to us whether your mezzanine loans and those mezzanine loans issued by your Ventures contain attributes of an ADC arrangement which would indicate that these loans should be accounted for as real estate investments instead of as a loan.  For each of the mezzanine loans issued by yourself and your Ventures, please address the following.

•                  Tell us whether you participate in the expected residual profit of the project underlying the mezzanine loan. Please refer to paragraphs 3-7 of Exhibit I of AICPA Practice Bulletin 1.

•                  Provide an in depth analysis of the characteristics of the mezzanine loan and how you determined it should be accounted for as a loan instead of as a real estate investment. Please refer to paragraphs 8 and 9 of Exhibit I of AICPA Practice Bulletin 1.

•                  When evaluating whether the lender has virtually the same risks as an owner, or, joint venture, please tell us how you considered paragraphs 11 and 12 of SFAS 66 in determining that the borrower has and is expected to continue to have a substantial amount at risk in the project. Please also refer to Questions 1 and 3 of SAB Topic 1I.

Response:             The Company and seven of the Company’s eight Ventures (the “Ventures”) have made mezzanine loans to entities (the “Project Entities”) that directly or indirectly own a particular real estate project.  In three cases, a Venture owning a mezzanine loan also has acquired a non-controlling equity interest in the Project Entity.  The Company believes that each of its mezzanine loans should be accounted for as loans, as confirmed by the treatment of such loans in the Company’s and each significant Venture’s financial statements for the year ended December 31, 2007.

Before turning to a loan-by-loan analysis of the Company’s assessment, a summary of the Company’s position may be helpful.  The Company believes that all of its mezzanine loans fall outside the scope of Exhibit I of AICPA Practice Bulletin 1 (“Exhibit I”) because the Company does not participate in expected residual profits of the project.  In reaching this conclusion, the Company notes the following:

1.               The Ventures’ ownership of equity interests in three Project Entities should not be considered an expected residual profit of the project for purposes of determining the accounting treatment of the mezzanine loan made to the Project Entity.  AICPA SOP 78-9 indicates that an equity investor in a real estate project can also make a loan on the real estate project and account for the loan as a loan.  In particular, see paragraph 34 of AICPA SOP 78-9.  Nothing in AICPA SOP 78-9 suggests that the ownership of a certain percentage of the equity of a real estate development entity would render it impossible for a non-controlling investor to account for a loan to the entity as a loan.

2.               Six of the Ventures also have options to convert their mezzanine loans to an equity interest in the Project Entity or to acquire the project directly.  However, as described in detail below, the terms of the options generally do not permit the Ventures to realize an expected residual profit in the project for one of two reasons:

•                  the option exercise price is at fair market value at the time of exercise or

•                  the option entitles the Venture to convert into a class of equity that is only eligible for distributions up to an amount that, if realized, would not be greater than a reasonable amount of interest and fees expected to be earned by a lender for loans of this type.

Moreover, in all cases, the option is not currently exercisable.  Consistent with the guidance set forth in paragraph 20 of Exhibit I, the Company intends to reconsider whether its mezzanine loans should be accounted for as an investment in real estate at such time that the options become exercisable.

We also note that we have made loans only to commercial real estate developers who have a demonstrated history of experience, success, and financial stability. These developers construct very high quality multifamily communities in the 50 largest metropolitan statistical areas.  They have a demonstrated history of creditworthiness and financial stability and access to the capital markets.  We have assessed these commercial real estate developers and believe that they have the ability to pay their obligations, including guarantees.

In response to the staff’s comment, below are our responses grouped for each loan. In reviewing the descriptions of the Company’s mezzanine loan transactions below, you may wish to refer to the structure diagrams that we have supplementally provided to the Staff as Exhibit A.  Note that any capitalized words used in the descriptions below that are not otherwise defined herein have the meanings ascribed to them in the prospectus at pages 137-160.

Alexan St. Rose

St. Rose REIT has made a mezzanine loan to St. Rose Mezzanine Borrower in an amount equal to $11,356,000, of which $4,691,000 has been advanced.  In order to receive additional advances under the loan, certain requirements must be met (the “St. Rose Advance Requirements”), which include: (i) finalization of the form of partnership agreement allowing for the admission of St. Rose REIT or one of its affiliates as a limited partner in St. Rose Investment Partnership, (ii) satisfaction and St. Rose REIT’s approval of certain construction requirements, (iii) disposition of a designated “Commercial Tract” of the existing property on terms satisfactory to St. Rose REIT, (iv) St. Rose Mezzanine Borrower’s certification of certain representations and warranties and (v) execution of a deed of trust or mortgage in favor of St. Rose REIT that grants it a second-priority interest lien on the St. Rose Project, subordinate only to St. Rose Senior Lender.  The mezzanine loan bears interest at a rate of 10.75% per annum until the St. Rose Advance Requirements are met, at which point the interest rate will reset to 10.00% per annum.  The mezzanine loan has a $340,680 commitment fee and matures on December 31, 2012.  However, at present, St. Rose REIT may accelerate full repayment because St. Rose REIT has not agreed to the form of partnership agreement.  St. Rose REIT currently has neither an option to purchase the St. Rose Project nor any equity ownership in the St. Rose Project Owner.

Paragraphs 3-6 of Exhibit I

•                  St. Rose REIT expects no profit from its mezzanine loan above a reasonable amount of interest expected to be earned on the mezzanine loan.

•                  The opportunity to make a mezzanine loan on the St. Rose Project was subject to a competitive marketplace; the interest rate was established through arms-length negotiation and was at-market when compared to the Company’s competition.

•                  St. Rose REIT owns no separate equity interest in St. Rose Project Owner, and currently, the St. Rose Project is owned entirely by affiliates of the developer.

•                  Currently, there is no option to acquire the project.

•                  Therefore, the Company believes that it has no expected residual profit in the St. Rose Project.  Exhibit I is inapplicable pursuant to paragraph 2 thereof, which states that the “notice applies only to those ADC arrangements in which the lender participates in expected residual profit.”

Paragraph 7 of Exhibit I

•                  Paragraph 7 references the accounting guidance in paragraphs 16 and 17.  Paragraph 16.a is inapplicable because the Company believes St. Rose REIT does not expect residual profit in the St. Rose Project.

•                  Paragraph 16.b states that an arrangement may be accounted for as a loan if the lender is expected to receive 50% or less of the expected residual profit and at least one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  However, where there is no expected residual profit, as the Company believes is the case with respect to the St. Rose mezzanine loan, loan accounting is appropriate.

Paragraph 8

The Company respectfully submits that paragraph 8 is not relevant to the analysis because St. Rose REIT has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)              The St. Rose Project developer has provided 1.7% of the estimated funds to develop the St. Rose Project in cash equity.  The St. Rose REIT mezzanine loan will provide 15% of the estimated funds needed to develop the project.  Under the current senior loan, the senior lender will provide 25% of the estimated funds needed to develop the project; the remainder of the project funds are expected to come from additional equity (in an amount equal to 8.3% of the estimated funds needed develop the project) and additional amounts under a construction loan (in an amount equal to 50% of the estimated funds needed develop the project).  The St. Rose Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan until the St. Rose Advance Requirements are met, has guaranteed payment of the mezzanine loan in the event that the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project, and has contributed sweat equity.

b)             The commitment fee payable to St. Rose REIT for the amount advanced, which fee was $141,000, was included in the amount of the mezzanine loan advanced.

c)              Until the closing of the construction loan, no payment on the mezzanine loan will be due and all interest will accrue.  At the time of closing of the construction loan, the borrower must pay all accrued interest on the mezzanine loan.  The source of funds for this payment is expected to be the senior construction loan and/or additional equity provided at the closing of the construction loan.  After the closing of the construction loan, the source of funds to pay interest payable to St. Rose REIT on the mezzanine loan will be from the senior lender until project completion.  Thereafter, interest will be paid monthly to the extent net cash flow is sufficient.

d)             St. Rose REIT’s security consists of a pledge of 100% of the ownership interest in the St. Rose Project Owner.  In addition, an affiliate of the St. Rose Project developer has (i) guaranteed the completion of the project in accordance with its plans and specifications and is obligated for cost overruns (except for very limited circumstances as described in the prospectus), (ii) has guaranteed payment of the mezzanine loan until the St. Rose Advance Requirements are met and (iii) has guaranteed payment of the mezzanine loan in the event that the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.  In addition, the borrower has agreed to indemnify St. Rose REIT against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the construction or operation of the project) or violation of any applicable environmental laws relating to the property.

e)              The most likely way that St. Rose REIT will recover its principal and interest on the mezzanine loan is if it accelerates the payment prior to the St. Rose Project meeting the St. Rose Advance Requirements or the project is sold, refinanced or placed in service and generating sufficient net cash flow to service debt principal and interest.

f)                The St. Rose Project Owner is required to pay interest during development of the project; however, see (c) above.

Paragraph 9

The Company respectfully submits that paragraph 9 is not relevant to the analysis because St. Rose REIT has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)              As described above, the Company believes St. Rose REIT participates in no expected residual profit.

b)             The St. Rose Project developer has provided 1.7% of the estimated funds to develop the St. Rose Project in cash equity.  The St. Rose Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan until the St. Rose Advance Requirements are met, has guaranteed payment of the mezzanine loan in the event that the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project, and has contributed sweat equity.

c)              The St. Rose Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan until the St. Rose Advance Requirements are met and has guaranteed payment of the mezzanine loan in the event that the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.  In addition, the borrower has agreed to indemnify St. Rose REIT against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the construction or operation of the project) or violation of any applicable environmental laws relating to the property.

d)             No take-out commitments have been obtained.

e)              No noncancelable sale contracts or lease commitments are currently in effect that will provide sufficient net cash flow on completion of the project to service normal loan amortization.

Paragraphs 11 and 12 of SFAS 66 and Questions 1 and 3 of SAB Topic 1I

Consistent with Questions 1 and 3 of SAB Topic 1I, the Company considers paragraphs 11 and 12 of SFAS 66 to be relevant to the analysis of whether loan accounting is appropriate as they establish safe harbors for determining that an equity investment is “substantial to the project.”  See Paragraph 9.b of Exhibit I.  However, as described above, such a substantial investment is not a necessary condition for loan accounting when, as in the case with the St. Rose REIT mezzanine loan, the lender has no expected residual profit in the project.

Eldridge

Eldridge REIT has made a mezzanine loan to Eldridge Investment Partnership in an amount equal to $8,147,000.  The mezzanine loan bears interest at a rate of 9.5% per annum with no commitment fee and has a five-year term unless extended for up to two years.  In addition, Eldridge REIT has an option to purchase the Eldridge Project from Eldridge Project Owner after the project is completed, which would constitute a reconsideration event.  If the option were exercised, the purchase price would be the Eldridge Project’s fair market value at the time of exercise, which price is to be agreed upon by Eldridge REIT and the Eldridge Developer Entities (which are unaffiliated with the Company) or, if the parties were unable to agree upon a price, would be determined through an appraisal process.

Paragraphs 3-6 of Exhibit I

•                  Eldridge REIT expects no profit from its mezzanine loan above a reasonable amount of interest expected to be earned on the mezzanine loan.

•                  The opportunity to make a mezzanine loan on the Eldridge Project was subject to a competitive marketplace; the interest rate was established through arms-length negotiation and was at-market when compared to the Company’s competition.

•                  The option to acquire the project is not yet exercisable.

•                  The option to acquire the project does not create an expected residual profit in the project because the exercise price of the option is at fair market value at the time of exercise.

•                  Therefore, the Company believes that it has no expected residual profit in the Eldridge Project.  Exhibit I is inapplicable pursuant to paragraph 2 thereof, which states that the “notice applies only to those ADC arrangements in which the lender participates in expected residual profit.”

Paragraph 7 of Exhibit I

•                  Paragraph 7 references the accounting guidance in paragraphs 16 and 17.  Paragraph 16.a is inapplicable because the Company believes Eldridge REIT does not expect residual profit in the Eldridge Project.

•                  Paragraph 16.b states that an arrangement may be accounted for as a loan if the lender is expected to receive 50% or less of the expected residual profit and at least one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  However, where there is no expected residual profit, as the Company believes is the case with respect to the Eldridge mezzanine loan, loan accounting is appropriate.

Paragraph 8

The Company respectfully submits that paragraph 8 is not relevant to the analysis because Eldridge REIT has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)              The Eldridge REIT mezzanine loan provides 23% of the estimated funds to develop the project.  Cash equity contributions from Eldridge REIT are funding 11% of the estimated funds to develop the project.  A senior lender has provided substantially all of the remaining estimated funds to develop the project.  Affiliates of the other equity owners of the Eldridge Investment Partnership, the Eldridge Developer Entities, have guaranteed payment of the senior loan, have guaranteed completion of the project, are responsible for cost overruns and have contributed sweat equity.

b)             No commitment fees or origination fees were charged by Eldridge REIT in connection with the mezzanine loan.

c)              The source of funds to pay interest payable to Eldridge REIT on the mezzanine loan is from the senior lender until project completion.  Thereafter, interest will be paid monthly to the extent net cash flow is sufficient.

d)             Eldridge REIT’s security consists of a pledge of 100% of the ownership interest in the Eldridge Project Owner.  In addition affiliates of the Eldridge Developer Entities guaranteed the completion of the project in accordance with its plans and specifications and are obligated for cost overruns.

e)              The most likely way that Eldridge REIT will recover its principal and interest on the mezzanine loan is if the project is sold, refinanced or placed in service and generating sufficient net cash flow to service debt principal and interest.

f)                The Eldridge Project Owner is required to pay interest during development of the project; however, see (c) above.

Paragraph 9

The Company respectfully submits that paragraph 9 is not relevant to the analysis because Eldridge REIT has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)              As described above, the Company believes Eldridge REIT participates in no expected residual profit.

b)             Cash equity contributions from Eldridge REIT are funding 11% of the estimated funds to develop the project.  Affiliates of the other equity owners of the Eldridge Investment Partnership, the Eldridge Developer Entities, have guaranteed payment of the senior loan, have guaranteed completion of the project, are responsible for cost overruns and have contributed sweat equity.

c)              Affiliates of the Eldridge Developer Entities have guaranteed payment of the senior loan and have guaranteed completion of the project, including cost overruns.

d)             No take-out commitments have been obtained.

e)              No noncancelable sale contracts or lease commitments are currently in effect that will provide sufficient net cash flow on completion of the project to service normal loan amortization.

Paragraphs 11 and 12 of SFAS 66 and Questions 1 and 3 of SAB Topic 1I

Consistent with Questions 1 and 3 of SAB Topic 1I, the Company considers paragraphs 11 and 12 of SFAS 66 to be relevant to the analysis of whether loan accounting is appropriate as they establish safe harbors for determining that an equity investment is “substantial to the project.”  See Paragraph 9.b of Exhibit I.  However, as described above, such a substantial investment is not a necessary condition for loan accounting when, as in the case with the Eldridge mezzanine loan, the lender has no expected residual profit in the project.

Satori and Columbia

Satori REIT has made a mezzanine loan to Satori Holding and Satori Project Owner in an amount equal to $14,775,000.  The mezzanine loan bears interest at a rate of 10% per annum with a commitment fee of $221,625 and a five-year term.  In addition, Satori REIT may exercise an option to convert the outstanding balance of the mezzanine loan to second-priority capital in Satori Holding after the Satori Project is completed, which would constitute a reconsideration event.  Members with second-priority capital have certain rights under the Satori Holding distribution waterfall provisions, which are as follows:

1.               9.5% annual preference (compounded annually) on undistributed first-priority capital (i.e., capital paid on a non-pro-rata basis to fund unexpected project shortfalls);

2.               return of undistributed first-priority capital;

3.               before the exercise of the Satori REIT option, to pay the Satori Developer Member a preferred return of 9.5% (compounded annually) on its undistributed second-priority capital and then to pay Satori REIT a preferred return of 9.5% (compounded annually) on its undistributed second-priority capital; and, after the exercise of the Satori REIT option, to pay all members a preferred return of 9.5% (compounded annually) on their undistributed second-priority capital;

4.               return of undistributed second-priority capital;

5.               to affiliates of the Satori Developer Member to the extent of the accrued and unpaid deferred fees;

6.               40% to the Satori Developer Member and 60% to Satori REIT (but only until Satori REIT receives a return of all its capital contributions plus a cumulative, annually compounded, return at a rate of 13% per annum on such capital contributions);

7.               60% to the Satori Developer Member and 40% to Satori REIT (but only until the Satori Developer Member receives an aggregate amount of distributions pursuant to distributions 5 and 6 above equal to the aggregate distributions received by Satori REIT pursuant to distributions 5 and 6 above); and

8.               to pay the members the net proceeds in accordance with their respective back-end percentage interests.

If Satori REIT were to exercise its conversion option, its 50% back-end percentage interest would not be increased as a result.

Columbia REIT has made a mezzanine loan to Columbia Project Owner in an amount equal to $19,955,000.  The mezzanine loan bears interest at a rate of 9.5% per annum with a commitment fee of $598,650 and a five-year term.  In addition, Columbia REIT may exercise an option to convert the outstanding balance of the mezzanine loan to second-priority capital in Columbia Investment Partnership after the Columbia Project is completed, which would constitute a reconsideration event.  Partners with second-priority capital have certain rights under the Columbia Investment Partnership distribution waterfall provisions, which are as follows:

1.               14% annual preference (compounded quarterly) on undistributed first-priority capital (i.e., capital paid on a non-pro-rata basis to fund unexpected project shortfalls);

2.               return of undistributed first-priority capital;

3.               9.5% annual preference (compounded quarterly) on undistributed second-priority capital;

4.               return of undistributed second-priority capital;

5.               to affiliates of the Columbia Developer Partner to the extent of the accrued and unpaid deferred fees;

6.               1% to the general partner, 29% to the limited partners (other than Columbia REIT) and 70% to Columbia REIT (but only until Columbia REIT receives a return of all its capital contributions plus a cumulative, monthly compounded, return at a rate of 12% per annum on such capital contributions);

7.               1% to the general partner, 39% to the limited partners (other than Columbia REIT) and 60% to Columbia REIT (but only until it receives a return of all its capital contributions plus a cumulative, monthly compounded, return at a rate of 15% per annum on such capital contributions); and

8.               to pay the partners the net proceeds in accordance with their respective back-end percentage interests.

If Columbia REIT were to exercise its conversion option, its 50.1% back-end percentage interest would not be increased as a result.

Paragraphs 3-6 of Exhibit I

•                  Neither Satori REIT nor Columbia REIT expects any profit from its mezzanine loan above a reasonable amount of interest expected to be earned on the mezzanine loan.

•                  The opportunity to make a mezzanine loan on the project was subject to a competitive marketplace; the interest rate was established through arms-length negotiation and was at-market when compared to the Company’s competition.

•                  The Company does not believe the Satori REIT option creates an expected residual profit interest because the conversion option is not presently exercisable.  Furthermore, any potential profit increase from conversion would be realized only in certain circumstances, in that an increase in Satori REIT’s deemed capital contributions to Satori Holding will increase its distribution priority with respect to that of the developer partner, but, if the distributions are sufficiently large, the developer will make up the difference and Satori REIT will not realize an increase in profit from an increase in its deemed capital contributions.  In addition, any potential profit increase from conversion would be a limited increase, inasmuch it could result in increased returns only until Satori REIT received a cumulative, annually compounded return at a rate of 13% per annum, on its aggregate capital contributions (including the converted mezzanine loan balance).  The Company believes this potential annual yield, if realized, would not be greater than a reasonable amount of interest and fees expected to be earned by a lender for a loan of this type.

•                  The Company does not believe the Columbia REIT option creates an expected residual profit interest because the conversion option is not presently exercisable.  Furthermore, any potential profit increase from conversion would be a limited increase, inasmuch it could result in increased returns only until Columbia REIT received a cumulative, monthly compounded, return at a rate of 15% per annum on its aggregate capital contributions (including the converted mezzanine loan balance).  The Company believes this potential annual yield, if realized, would not be greater than a reasonable amount of interest and fees expected to be earned by a lender for a loan of this type.

•                  Therefore, the Company believes that it has no expected residual profit in the Satori Project or the Columbia Project.  Exhibit I is inapplicable pursuant to paragraph 2 thereof, which states that the “notice applies only to those ADC arrangements in which the lender participates in expected residual profit.”

Paragraph 7 of Exhibit I

•                  Paragraph 7 references the accounting guidance in paragraphs 16 and 17.  Paragraph 16.a is inapplicable because the Company does not believe that Satori REIT or Columbia REIT participates in any expected residual profit.

•                  Paragraph 16.b states that an arrangement may be accounted for as a loan if the lender is expected to receive 50% or less of the expected residual profit and at least one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  However, where there is no expected residual profit, as the Company believes is the case with respect to the Satori REIT and Columbia REIT mezzanine loans, loan accounting is appropriate regardless of whether one of the characteristics identified in paragraphs 9.b-e is present.

Paragraph 8

The Company respectfully submits that paragraph 8 is not relevant to the analysis because Satori REIT and Columbia REIT have no expected residual profit interests.  However, below is the additional information requested by the Staff:

a)             Cash equity contributions from Satori REIT are funding 7.5% of the estimated funds to develop the project.  The Satori REIT mezzanine loan provides 15% of the estimated funds to develop the project.  A senior lender has provided substantially all of the remaining estimated funds to develop the project.  The other equity owner of Satori Holding, the developer, has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided such proceeding is voluntary or, if involuntary, not dismissed within 90 days of the filing, has contributed sweat equity and has contributed all the partnership interests in a partnership to which $2.5 million in cash was contributed to acquire and entitle land for the project, which amount constitutes 2.5% the estimated funds to develop the project.

Cash equity contributions from Columbia REIT are funding 3.6% of the estimated funds to develop the project.  The Columbia REIT mezzanine loan provides 20% of the estimated funds to develop the project.  A senior lender has provided substantially all of the remaining estimated funds to develop the project.  The other equity owner of Columbia Investment Partnership, the developer, has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Columbia REIT does not consent in writing to or otherwise join as a party in such proceeding, and has contributed sweat equity.

b)             The commitment fees payable to Satori REIT and Columbia REIT were included in the amount of the mezzanine loans.

c)              The source of funds to pay interest payable to Satori REIT and Columbia REIT on the mezzanine loans are from the senior lenders until project completion.  Thereafter, interest will be paid monthly to the extent net cash flow is sufficient.

d)             Satori REIT’s security consists of a second-priority mortgage on the Satori Project.  In addition the Satori Project developer guaranteed the completion of the project in accordance with its plans and specifications and is obligated for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided such proceeding is voluntary or, if involuntary, not dismissed within 90 days of the filing.  In addition, the developer has agreed to indemnify Satori REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

Columbia REIT’s security consists of a second-priority mortgage on the Columbia Project.  In addition the Columbia Project developer guaranteed the completion of the project in accordance with its plans and specifications and is obligated for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Columbia REIT does not consent in writing to or otherwise join as a party in such proceeding.  In addition, the developer has agreed to indemnify Columbia REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

e)              The most likely way that Satori REIT and Columbia REIT will recover their respective principal and interest on the mezzanine loans is if the projects are sold, refinanced or placed in service and generating sufficient net cash flow to service debt principal and interest.

f)               Satori Holding and the Satori Project Owner are required to pay interest during development of the Satori Project, and Columbia Project Owner is required to pay interest during development of the Columbia Project; however, see (c) above.

Paragraph 9

The Company respectfully submits that paragraph 9 is not relevant to the analysis because Satori REIT and Columbia REIT have no expected residual profit interests.  However, below is the additional information requested by the Staff:

a)             As described above, the Company believes Satori REIT and Columbia REIT participate in no expected residual profit.

b)             Cash equity contributions from Satori REIT are funding 7.5% of the estimated funds to develop the project.  The other equity owner of Satori Holding, the developer, has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided such proceeding is voluntary or, if involuntary, not dismissed within 90 days of the filing, has contributed sweat equity and has contributed all the partnership interests in a partnership to which $2.5 million in cash was contributed to acquire and entitle land for the project, which amount constitutes 2.5% the estimated funds to develop the project.

Cash equity contributions from Columbia REIT are funding 3.6% of the estimated funds to develop the project.  The other equity owner of Columbia Investment Partnership, the developer, has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Columbia REIT does not consent in writing to or otherwise join as a party in such proceeding, and has contributed sweat equity.

c)              The Satori Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided such proceeding is voluntary or, if involuntary, not dismissed within 90 days of the filing.  In addition, the developer has agreed to indemnify Satori REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

The Columbia Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Columbia REIT does not consent in writing to or otherwise join as a party in such proceeding.  In addition, the developer has agreed to indemnify Columbia REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

d)             No take-out commitments have been obtained.

e)              No noncancelable sale contracts or lease commitments are currently in effect that will provide sufficient net cash flow on completion of the project to service normal loan amortization.

Paragraphs 11 and 12 of SFAS 66 and Questions 1 and 3 of SAB Topic 1I

Consistent with Questions 1 and 3 of SAB Topic 1I, the Company considers paragraphs 11 and 12 of SFAS 66 to be relevant to the analysis of whether loan accounting is appropriate as they establish safe harbors for determining that an equity investment is “substantial to the project.”  See Paragraph 9.b of Exhibit I.  However, as described above, such a substantial investment is not a necessary condition for loan accounting when, as in the case with the Satori REIT and Columbia REIT mezzanine loans, the lender has no expected residual profit in the project.

Baileys and Cameron House

Baileys REIT has made a mezzanine loan to Baileys Project Owner in an amount equal to $22,138,000.  The mezzanine loan bears interest at a rate of 9.5% per annum with a $664,140 commitment fee (of which $231,000 was shared with a third-party equity investor in Baileys Investment Partnership).  The mezzanine loan has a five-year term.  Baileys REIT may convert the amount owed under the mezzanine loan (along with an additional potential cash contribution) into a capital contribution to Baileys Investment Partnership, which capital contribution would be treated as second-priority capital and a 60% back-end percentage interest, upon completion of the project, which would constitute a reconsideration event.  The waterfall provisions in the operating agreement for Baileys Investment Partnership are as follows:

1.              14% annual preference (compounded quarterly) on undistributed first-priority capital (i.e., capital paid on a non-pro-rata basis to fund unexpected project shortfalls);

2.              return undistributed first-priority capital;

3.              9.5% annual preference (compounded quarterly) on undistributed second-priority capital;

4.              return undistributed second-priority capital;

5.              all unpaid deferred developer fees and, if project is sold, to pay the Developer Partners 50% of the net proceeds remaining after payment of the amounts in the preceding clauses 1-4;

6.              to pay the partners the net proceeds in accordance with their respective percentage interests.

Cameron House REIT has committed to make a mezzanine loan to Cameron House Project Borrower in an amount equal to $19,338,000, of which $14,182,000 has been funded to date.  The mezzanine loan bears interest at a rate of 9.5% per annum with a $580,140 commitment fee (of which $202,000 was shared with a third-party equity investor in Cameron House Project Owner).  The mezzanine loan has a five-year term.  Cameron House REIT may convert the amount owed under the mezzanine loan (along with an additional potential cash contribution) into a capital contribution to Cameron House Project Owner, which capital contribution would be treated as second-priority capital and a 60% back-end percentage interest, upon completion of the project, which would constitute a reconsideration event.  The waterfall provisions in the operating agreement for Cameron House Project Owner are as follows:

1.              14% annual preference (compounded quarterly) on undistributed first-priority capital (i.e., capital paid on a non-pro-rata basis to fund unexpected project shortfalls);

2.              return undistributed first-priority capital;

3.              9.5% annual preference (compounded quarterly) on undistributed second-priority capital;

4.              return undistributed second-priority capital;

5.              all unpaid deferred developer fees and, if project is sold, to pay the Developer Partners 40% of the net proceeds remaining after payment of the amounts in the preceding clauses 1-4;

6.              to pay the partners the net proceeds in accordance with their respective percentage interests.

Paragraphs 3-6 of Exhibit I

•                  Neither Baileys REIT nor Cameron House REIT expects profit from its mezzanine loan above a reasonable amount of interest expected to be earned on the mezzanine loan.

•                  The opportunity to make a mezzanine loan on the project was subject to a competitive marketplace; the interest rate was established through arms-length negotiation and was at-market when compared to the Company’s competition.

•                  The option to acquire the project is not yet exercisable.

•                  Therefore, the Company believes that it has no expected residual profit in the Baileys Project or the Cameron Project.  Exhibit I is inapplicable pursuant to paragraph 2 thereof, which states that the “notice applies only to those ADC arrangements in which the lender participates in expected residual profit.”

Paragraph 7 of Exhibit I

•                  Paragraph 7 references the accounting guidance in paragraphs 16 and 17.  Paragraph 16.a is inapplicable because the Company believes Baileys REIT and Cameron House REIT do not expect residual profits in the projects.  Even if one concludes that the options described above do create an expected residual profit, that interest is likely to be well under 50% due to the high amounts payable to the developers upon the sale of the project under the waterfall provisions.

•                  Paragraph 16.b states that an arrangement may be accounted for as a loan if the lender is expected to receive 50% or less of the expected residual profit and at least one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  However, where there is no expected residual profit, as the Company believes is the case with respect to the Baileys REIT and Cameron House REIT mezzanine loans, loan accounting is appropriate regardless of whether one of the characteristics identified in paragraphs 9.b-e is present.

Paragraph 8

The Company respectfully submits that paragraph 8 is not relevant to the analysis because Baileys REIT and Cameron House REIT have no expected residual profit interests.  However, below is the additional information requested by the Staff:

a)             The Baileys Developer Partners and an unaffiliated third party provided 10% of the estimated funds to develop the Baileys Project in cash equity.  The Baileys REIT mezzanine loan provides 15% of the estimated funds to develop the project.  A senior lender will provide substantially all of the remaining estimated funds to develop the Baileys Project.  In addition, the Baileys Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Baileys REIT does not consent in writing to or otherwise join as a party in such proceeding, and has contributed sweat equity.

The Cameron Developer Partners and an unaffiliated third party provided 10% of the estimated funds to develop the Cameron House Project in cash equity.  The Cameron House REIT mezzanine loan provides 15% of the estimated funds to develop the project.  A senior lender will provide substantially all of the remaining estimated funds to develop the Cameron Project.  In addition, the Cameron House Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided

Cameron House REIT does not consent in writing to or otherwise join as a party in such proceeding, and has contributed sweat equity.

b)             The commitment fees payable to Baileys REIT and Cameron House REIT were included in the amount of the senior or mezzanine loans.

c)              The source of funds to pay interest payable to Baileys REIT and Cameron House REIT on the mezzanine loans is from the senior lenders until project completion.  Thereafter, interest will be paid monthly to the extent net cash flow is sufficient.

d)             Baileys REIT’s security consists of a second-priority mortgage and a pledge of 100% of the ownership interest in the Baileys Project Owner.  The Baileys Project developer has guaranteed the completion of the project in accordance with its plans and specifications, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Baileys REIT does not consent in writing to or otherwise join as a party in such proceeding.  In addition, the developer has agreed to indemnify Baileys REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

Cameron House REIT’s security consists of a second-priority mortgage in the Cameron Project Owner.  The Cameron House Project developer has guaranteed the completion of the project in accordance with its plans and specifications, is responsible for cost overruns (except for very limited circumstances as described in the prospectus), and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Cameron House REIT does not consent in writing to or otherwise join as a party in such proceeding.  In addition, the developer has agreed to indemnify Cameron House REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

e)              The most likely way that Baileys REIT and Cameron House REIT will recover its principal and interest on the mezzanine loan is if the project is sold, refinanced or placed in service and generating sufficient net cash flow to service debt principal and interest.

f)               Baileys REIT and Cameron House REIT are required to pay interest during development of the project; however, see (c) above.

Paragraph 9

The Company respectfully submits that paragraph 9 is not relevant to the analysis because Baileys REIT and Cameron House REIT have no expected residual profit.  However, below is the additional information requested by the Staff:

a)             As described above, the Company believes Baileys REIT and Cameron House REIT participate in no expected residual profit.

b)             The Baileys Developer Partners and an unaffiliated third party provided 10% of the estimated funds to develop the Baileys Project in cash equity.  In addition, the Baileys Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Baileys REIT does not consent in writing to or otherwise join as a party in such proceeding.

The Cameron Developer Partners and an unaffiliated third party provided 10% of the estimated funds to develop the Cameron House Project in cash equity.  In addition, the Cameron House Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Cameron House REIT does not consent in writing to or otherwise join as a party in such proceeding.

c)              The Baileys Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Baileys REIT does not consent in writing to or otherwise join as a party in such proceeding.  In addition, the developer has agreed to indemnify Baileys REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

The Cameron House Project developer has guaranteed payment of the senior loan, has guaranteed completion of the project, is responsible for cost overruns (except for very limited circumstances as described in the prospectus) and has guaranteed payment of the mezzanine loan should the borrower become the subject of a bankruptcy or insolvency proceeding, provided Cameron House REIT does not consent in writing to or otherwise join as a party in such proceeding.  In addition, the developer has agreed to indemnify Cameron House REIT against any losses arising as a result of any environmentally hazardous activity on the property or violation of any applicable environmental laws relating to the property.

d)             No take-out commitments have been obtained.

e)              No noncancelable sale contracts or lease commitments are currently in effect that will provide sufficient net cash flow on completion of the project to service normal loan amortization.

Paragraphs 11 and 12 of SFAS 66 and Questions 1 and 3 of SAB Topic 1I

Consistent with Questions 1 and 3 of SAB Topic 1I, the Company considers paragraphs 11 and 12 of SFAS 66 to be relevant to the analysis of whether loan accounting is appropriate as they establish safe harbors for determining that an equity investment is “substantial to the project.”  See Paragraph 9.b of Exhibit I.  However, as described above, such a substantial investment is not a necessary condition for loan accounting when, as in the case with the Baileys Project and Cameron House Project mezzanine loans, the lender has no expected residual profit in the project.

Lovers Lane – Senior Mezzanine Loan

Lovers Lane REIT has committed to make a senior mezzanine loan to Lovers Lane Project Owner in an amount equal to $6,635,000, of which $2,995,000 has been funded to date.  The mezzanine loan bears interest at a rate of 10.0% per annum with a $199,000 commitment fee and a maturity date of the earlier of (i) April 2012 and (ii) the maturity date of the construction loan (which has not yet been obtained).  In addition, Lovers Lane REIT has an option to purchase the Lovers Lane Project for $10,000 per apartment unit plus the interest paid on the mezzanine loans plus the lower of total project costs or $39,425,000.  The option is not exercisable until the completion of the Lovers Lane Project, which would constitute a reconsideration event.

Paragraphs 3-6 of Exhibit I

•                  The Company expects no profit from the Lovers Lane senior mezzanine loan above a reasonable amount of interest expected to be earned on the mezzanine loan.

•                  The opportunity to make the senior mezzanine loan on the Lovers Lane Project was subject to a competitive marketplace; the interest rate was established through arms-length negotiation and was at-market when compared to the Company’s competition.

•                  The option to acquire the project in connection with the senior mezzanine loan is not yet exercisable.

•                  Therefore, the Company believes that Lovers Lane REIT has no expected residual profit in the Lovers Lane Project.  Exhibit I is inapplicable pursuant to paragraph 2 thereof, which states that the “notice applies only to those ADC arrangements in which the lender participates in expected residual profit.”

Paragraph 7 of Exhibit I

•                  Paragraph 7 references the accounting guidance in paragraphs 16 and 17.  Paragraph 16.a is inapplicable because the Company believes Lovers Lane REIT participates in no expected residual profit in the Lovers Lane Project.

•                  Paragraph 16.b states that an arrangement may be accounted for as a loan if the lender is expected to receive 50% or less of the expected residual profit and at least one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  However, where there is no expected residual profit, as the Company believes is the case with respect to the senior mezzanine loan, loan accounting is appropriate regardless of whether one of the characteristics identified in paragraphs 9.b-e is present.  Even if the option described above were currently exercisable and created an expected residual profit, the Company believes that one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  See the discussion of 9.c below.

Paragraph 8

The Company respectfully submits that paragraph 8 is not relevant to the analysis because Lovers Lane REIT has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)             The Lovers Lane Project senior mezzanine loan will provide 17% of the estimated funds needed to develop the project.  The junior mezzanine loan will provide 8% of the estimated funds needed to develop the project.  Under the current senior loan, the senior lender will provide 23% of the estimated funds needed to develop the project; the remainder of the project funds are expected to come from additional amounts under a construction loan (in an amount equal to 52% of the estimated funds needed to develop the project).  An affiliate of the Lovers Lane Developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns, has guaranteed payment of the mezzanine loans until construction plans are finalized and a construction loan is obtained, has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project, and has contributed sweat equity.

b)             The commitment fee payable to Lovers Lane REIT for the amount advanced, which fee was $89,842, was included in the amount of the mezzanine loan advanced.

c)              All interest will accrue until completion of the project; thereafter, interest will be paid monthly to the extent net cash flow is sufficient.

d)             Lovers Lane REIT’s security consists of a second-priority mortgage in the Lovers Lane Project.  In addition, an affiliate of the Lovers Lane Developer has (i) guaranteed the completion of the project in accordance with its plans and specifications and is obligated for cost overruns, (ii) has guaranteed payment of the mezzanine loan until construction plans are finalized and a construction loan is obtained, and (iii) has guaranteed payment of the mezzanine loan if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.  In addition, the borrower has agreed to indemnify Lovers Lane REIT against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the operation of the project) or violation of any applicable environmental laws relating to the property.

e)              The most likely way that Lovers Lane REIT will recover principal and interest on the mezzanine loan is if the project is sold, refinanced or placed in service and generating sufficient net cash flow to service debt principal and interest.  However, Lovers Lane REIT also has a payment guarantee under the circumstances described above.

f)               See (c) above.

Paragraph 9

The Company respectfully submits that paragraph 9 is not relevant to the analysis because Lovers Lane REIT has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)             As described above, the Company believes that Lovers Lane REIT participates in no expected residual profit.

b)             The Lovers Lane Developer has contributed sweat equity to the project.  An affiliate of the Lovers Lane Developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns, has guaranteed payment of the mezzanine loans until until construction plans are finalized and a construction loan is obtained, and has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.

c)              An affiliate of the Lovers Lane Developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns, has guaranteed payment of the mezzanine loans until construction plans are finalized and a construction loan is obtained, and has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.  In addition, the borrower has agreed to indemnify Lovers Lane REIT against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the operation of the project) or violation of any applicable environmental laws relating to the property.

d)             No take-out commitments have been obtained.

e)              No noncancelable sale contracts or lease commitments are currently in effect that will provide sufficient net cash flow on completion of the project to service normal loan amortization.

Paragraphs 11 and 12 of SFAS 66 and Questions 1 and 3 of SAB Topic 1I

Consistent with Questions 1 and 3 of SAB Topic 1I, the Company considers paragraphs 11 and 12 of SFAS 66 to be relevant to the analysis of whether loan accounting is appropriate as they establish safe harbors for determining that an equity investment is “substantial to the project.”  See Paragraph 9.b of Exhibit I.  However, as described above, such a substantial investment is not a necessary condition for loan accounting when, as in the case with the senior mezzanine loan, the lender has no expected residual profit in the project.

Lovers Lane – Junior Mezzanine Loan

The Company has committed to make a junior mezzanine loan to Lovers Lane Investment Partnership in an amount equal to $3,221,000, of which only $1,000 has been funded to date.  The junior mezzanine loan entitles the Company to an amount equal to 12.5% of the net profits generated by the Lovers Lane Project.  The mezzanine loan bears interest at a rate of 10.0% per annum with a $97,000 commitment fee and a maturity date of the earlier of (i) April 2012 and (ii) the maturity date of the construction loan (which has not yet been obtained).

Paragraphs 3-6 of Exhibit I

•                  The Company does not expect any profit from its mezzanine loan above an amount that is equivalent to a reasonable amount of interest expected to be earned on the mezzanine loan, given the junior position of the junior mezzanine loan relative to the senior loan and the senior mezzanine loan.

•                  The opportunity to make the junior mezzanine loan on the Lovers Lane Project was subject to a competitive marketplace; the interest rate was established through arms-length negotiation and was at-market when compared to the Company’s competition.

•                  Therefore, the Company believes that it has no expected residual profit in the Lovers Lane Project.  Exhibit I is inapplicable pursuant to paragraph 2 thereof, which states that the “notice applies only to those ADC arrangements in which the lender participates in expected residual profit.”

Paragraph 7 of Exhibit I

•                  Paragraph 7 references the accounting guidance in paragraphs 16 and 17.  Paragraph 16.a is inapplicable because the Company believes it participates in no expected residual profit in the Lovers Lane Project.  Even if one concludes that the net profits interest described above does create an expected residual profit, that interest is less than 50% of the expected residual profit of the Lovers Lane Project.

•                  Paragraph 16.b states that an arrangement may be accounted for as a loan if the lender is expected to receive 50% or less of the expected residual profit and at least one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  However, where there is no expected residual profit, as the Company believes is the case with respect to the junior mezzanine loan, loan accounting is appropriate regardless of whether one of the characteristics identified in paragraphs 9.b-e is present.  Even if the junior mezzanine loan did create an expected residual profit in the Lovers Lane Project, the Company believes that one of the characteristics identified in paragraph 9.b-e or a qualifying personal guarantee is present.  See the discussion of 9.c below.

Paragraph 8

The Company respectfully submits that paragraph 8 is not relevant to the analysis because it has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)             The Lovers Lane Project junior mezzanine loan will provide 8% of the estimated funds needed to develop the project.  The senior mezzanine loan will provide 17% of the estimated funds needed to develop the project.  Under the current senior loan, the senior lender will provide 23% of the estimated funds needed to develop the project; the remainder of the project funds are expected to come from additional amounts under a construction loan (in an amount equal to 52% of the estimated funds needed to develop the project).  An affiliate of the Lovers Lane Developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns, has guaranteed payment of the mezzanine loans until construction plans are finalized and a construction loan is obtained, has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project, and has contributed sweat equity.

b)             The commitment fee payable to the Company for the amount advanced, which fee was $30, was included in the amount of the mezzanine loan advanced.

c)              All interest will accrue until completion of the project; thereafter, interest will be paid monthly to the extent net cash flow is sufficient.

d)             The Company’s security consists of a pledge of the 100% of the ownership interest in Lovers Lane Project Owner.  In addition, an affiliate of the Lovers Lane Developer has (i) guaranteed the completion of the project in accordance with its plans and specifications and is obligated for cost overruns, (ii) has guaranteed payment of the mezzanine loans until construction plans are finalized and a construction loan is obtained, and (iii) has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.  In addition, the borrower has agreed to indemnify the Company against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the operation of the project) or violation of any applicable environmental laws relating to the property.

e)              The most likely way that the Company will recover principal and interest on the mezzanine loan is if the project is sold, refinanced or placed in service and generating sufficient net cash flow to service debt principal and interest.  However, the Company also has a payment guarantee under the circumstances described above.

f)               See (c) above.

Paragraph 9

The Company respectfully submits that paragraph 9 is not relevant to the analysis because it has no expected residual profit interest.  However, below is the additional information requested by the Staff:

a)             As described above, the Company believes it participates in no expected residual profit.

b)             The Lovers Lane Developer has contributed sweat equity to the project.  An affiliate of the Lovers Lane Developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns, has guaranteed payment of the mezzanine loans until construction plans are finalized and a construction loan is obtained, and has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.

c)              An affiliate of the Lovers Lane Developer has guaranteed payment of the senior loan, has guaranteed completion of the project, including cost overruns, has guaranteed payment of the mezzanine loans until construction plans are finalized and a construction loan is obtained, and has guaranteed payment of the mezzanine loans if the borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the project.  In addition, the borrower has agreed to indemnify the Company against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the operation of the project) or violation of any applicable environmental laws relating to the property.

d)             No take-out commitments have been obtained.

e)              No noncancelable sale contracts or lease commitments are currently in effect that will provide sufficient net cash flow on completion of the project to service normal loan amortization.

Paragraphs 11 and 12 of SFAS 66 and Questions 1 and 3 of SAB Topic 11

Consistent with Questions 1 and 3 of SAB Topic 1I, the Company considers paragraphs 11 and 12 of SFAS 66 to be relevant to the analysis of whether loan accounting is appropriate as they establish safe harbors for determining that an equity investment is “substantial to the project.”  See Paragraph 9.b of Exhibit I.  However, as described above, such a substantial investment is not a necessary condition for loan accounting when, as in the case with the junior mezzanine loan, the lender has no expected residual profit in the project.

7.                                      We have read your responses to comments 24, 34, and 44.  When you file audited financial statements for the year ended December 31, 2007, please demonstrate to us how you have complied with the financial statement requirements under Rule 3-09 of Regulation S-X and disclosure requirements outlined in Rule 4-08(g) of Regulation S-X.

Response:             We supplementally advise the staff that we have presented a net loss of $207,107 in our consolidated statements of operations for the year ended December 31, 2007. For the purposes of applying Rule 3-09 of Regulation S-X to the Ventures, we concluded the following:

•      None of our Ventures, individually, exceed 20% of the consolidated total assets of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007. Therefore no separate reports are required under Section 210.1-02(w)(1) or 210.1-02(w)(2) of Regulation S-X.

•      Six of our eight Ventures, individually, exceed 20% of the consolidated net loss of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007, after adjusting our consolidated net loss under Section 210.1-02(w)(3)(1) of Regulation S-X. Therefore, separate reports are required for all six of these Ventures under Section 210.1-02(w)(3) of Regulation S-X.

•      The remaining two of our eight Ventures, individually, do not exceed 20% of the consolidated net loss of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007, after adjusting our consolidated net loss under Section 210.1-02(w)(3)(1) of Regulation S-X. Therefore separate reports are not required for Behringer Harvard Eldridge Venture LLC and Behringer Harvard Cameron Venture, LLC under Section 210.1-02(w)(3) of Regulation S-X.

Presented in our filing on Form S-11 for the year ended December 31, 2007 are the separate audited financial statements for each of the six Ventures that meet the separate reporting criteria of Section 210.1-02(w)(3) of Regulation S-X. Our analysis is presented as follows:

Section 210.1-02(w)(1) of Regulation S-X:

Consolidated total assets of Behringer Harvard
Multifamily REIT I, Inc. as of December 31, 2007:	$115,441,873	A

Venture	Carrying value of each Venture as of December 31, 2007				Separate report required?
Behringer Harvard Columbia Venture, LLC	$13,662,280	B	12%	B as a % of A	No
Behringer Harvard Baileys Venture, LLC	12,700,933	C	11%	C as a % of A	No
Behringer Harvard Satori Venture, LLC	11,617,379	D	10%	D as a % of A	No
Behringer Harvard Cameron Venture, LLC	7,049,112	E	6%	E as a % of A	No
Behringer Harvard Johns Creek Walk Venture, LLC	5,860,826	F	5%	F as a % of A	No
Behringer Harvard Eldridge Venture, LLC	4,514,953	G	4%	G as a % of A	No
Behringer Harvard St. Rose Venture, LLC	2,794,710	H	2%	H as a % of A	No
Behringer Harvard Lovers Lane Venture I, LLC	1,868,440	I	2%	I as a % of A	No

Total investments in unconsolidated real estate joint ventures	$60,068,633

Section 210.1-02(w)(2) of Regulation S-X:

Consolidated total assets of Behringer Harvard
Multifamily REIT I, Inc. as of December 31, 2007:				$115,441,873	A

Venture	Venture total assets as of December 31, 2007		Our equity % in the Venture	Our proportionate share of the total assets				Separate report required?
Behringer Harvard Johns Creek Walk Venture, LLC	$26,833,384	*	64%	$17,208,249	B	15%	B as a % of A	No
Behringer Harvard Columbia Venture, LLC	23,377,159		55%	12,857,437	C	11%	C as a % of A	No
Behringer Harvard Baileys Venture, LLC	22,354,060		55%	12,294,733	D	11%	D as a % of A	No
Behringer Harvard Satori Venture, LLC	19,782,285		55%	10,880,257	E	9%	E as a % of A	No
Behringer Harvard Cameron Venture, LLC	12,715,753		55%	6,993,664	F	6%	F as a % of A	No
Behringer Harvard Eldridge Venture, LLC	7,605,732		55%	4,183,153	G	4%	G as a % of A	No
Behringer Harvard St. Rose Venture, LLC	4,911,159		55%	2,701,137	H	2%	H as a % of A	No
Behringer Harvard Lovers Lane Venture I, LLC	3,241,045		55%	1,782,575	I	2%	I as a % of A	No

Total	$120,820,577			$68,901,205

* As of December 31, 2007, Behringer Harvard Multifamily REIT I, Inc.’s proportionate share of the consolidated total assets of Behringer Harvard Johns Creek Walk Venture, LLC is approximately 64%. Behringer Harvard Johns Creek Walk Venture, LLC owns 80% of the equity interests in the property entity. The property entity, which has a 20% minority interest shareholder, owns 100% of the equity interests in The Reserve at Johns Creek Walk property. For the purposes of showing the amount of Behringer Harvard Multifamily REIT I, Inc.’s proportionate share of the consolidated total assets of Behringer Harvard Johns Creek Walk Venture, LLC, the consolidated total assets of Behringer Harvard Johns Creek Walk Venture, LLC have been reduced to reflect the proportionate share of the property entity’s total assets held by the 20% minority shareholder.

Section 210.1-02(w)(3) of Regulation S-X:

Consolidated net loss of Behringer Harvard Multifamily
REIT I, Inc. for the year ended December 31, 2007:
	$(207,107)	A

Venture	Our share of equity in earnings for the year ended December 31, 2007	(*)		(**)		Separate report required?
Behringer Harvard Johns Creek Walk Venture, LLC	$(455,923)	$(207,107)	B	220%	B as a % of A	Yes
Behringer Harvard Baileys Venture, LLC	583,348	(790,455)	C	-74%	C as a % of A	Yes
Behringer Harvard Columbia Venture, LLC	250,390	(457,497)	D	-55%	D as a % of A	Yes
Behringer Harvard St. Rose Venture, LLC	134,257	(341,364)	E	-39%	E as a % of A	Yes
Behringer Harvard Satori Venture, LLC	107,148	(314,255)	F	-34%	F as a % of A	Yes
Behringer Harvard Lovers Lane Venture I, LLC	105,752	(312,859)	G	-34%	G as a % of A	Yes
Behringer Harvard Cameron Venture, LLC	45,246	(252,353)	H	-18%	H as a % of A	No
Behringer Harvard Eldridge Venture, LLC	22,999	(230,106)	I	-10%	I as a % of A	No

Total equity in earnings of unconsolidated real estate joint ventures	$793,217

* We had a consolidated net loss for the year. For the purposes of this calculation, pursuant to Section 210.1-02(w)(3)(1), we added back to the consolidated net loss, any equity in earnings of unconsolidated real estate joint ventures that did not also have a net loss.

** We determined the percentage of consolidated net loss using the equity in earnings of the unconsolidated real estate joint venture as the numerator, and the revised consolidated net loss under (*) as the denominator.

Application of Rule 4-08(g) of Regulation S-X at the Behringer Harvard Multifamily REIT I, Inc. level (applied to the Ventures):

We own more than 50% of each of the eight Ventures and none of our Ventures have been consolidated in the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007. Pursuant to Rule 4-08(g)(1)(i) of Regulation S-X, we have presented the summarized financial information for all of these eight unconsolidated subsidiaries on a combined basis in footnote 5 of the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. These disclosures present 100% of the eight Ventures’ balance sheet data and income statement data and includes summarized information as to the assets, liabilities, and results of operations pursuant to Section 210.1-02(bb)

of Regulation S-X. Pursuant to Rule 4-08(g)(2) of Regulation S-X we have not combined these disclosures for the Ventures with disclosures of 50 percent or less owned persons.

Application of Rule 4-08(g) of Regulation S-X at the Venture level (applied to the Project Entities):

We have one Venture that holds an investment in an operating property, The Reserve at Johns Creek Walk, and that Venture consolidates this property into its consolidated financial statements for the year ended December 31, 2007. As a result, Rule 4-08(g)(ii) of Regulation S-X is not applicable to The Reserve at Johns Creek Walk. None of our other seven Ventures consolidate the Project Entities into their individual consolidated financial statements for the year ended December 31, 2007.

Only three of the seven Ventures referred to above have an equity investment and/or a stated equity ownership in their respective Project Entity, each having 50% or less. These three Project Entities own development projects and will not have any income or expenses from operations until development is complete. One of these three Project Entities, Columbia, individually both (a) uses the equity method of accounting and (b) meets the significant subsidiary tests of Section 210.1-02(w) of Regulation S-X as of December 31, 2007. As a result, Columbia individually qualifies under Rule 4-08(g)(1)(ii)(A) of Regulation S-X.

Two of these three Project Entities, Satori and Eldridge, when aggregated, meet the criteria under Rule 4-08(g)(1)(ii)(B) of Regulation S-X. Following is a presentation of this analysis:

					Separate report required ?
Consolidated total assets of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007:	$115,441,873	A

Rule 4-08(g)(1)(ii)(A) of Regulation S-X: Our investments in and advances to Columbia	$12,929,286	B	11%	B as a % of A	Yes

Rule 4-08(g)(1)(ii)(B) of Regulation S-X: Our investments in and advances to:
Satori	$10,880,119	C	9%	C as a % of A	No
Eldridge	4,130,655	D	4%	D as a % of A	No

Combined total	$15,010,773	E = C+D	13%	E as a % of A	Yes

Pursuant to Rule 4-08(g)(1) of Regulation S-X, we have included in footnote 5 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007, summarized financial information as detailed in Section 210.1-02(bb) of Regulation S-X, on a group basis for these three Project Entities.

Financial Statements and Notes

General

8.            Please update your financial statements and your pro-forma financial statements to comply with Rule 3-12 of Regulation S-X.  In addition, please update your prior performance information.

Response:             We supplementally advise the Staff that we have updated our financial statements and pro-forma financial statements to comply with Rule 3-12 of Regulation S-X. We will update our prior performance information in a subsequent filing.

Note 3 - Summary of Significant Accounting Policies

9.            Given that your mezzanine note investments are structured with a view of becoming an equity owner upon completion of the development.  Please consider expanding your note disclosures and significant accounting policies within MD&A to include your accounting policy for these arrangements.  Your disclosures should address whether these loans have ADC type loan attributes in which you participate in expected residual profits and how you determined these mezzanine loans should be accounted for as either loans or real estate investments.  Refer to the guidance discussed in EITF 86-21, SAB Topic 1 I, and Exhibit I of AICPA Practice Bulletin 1.

Response:             We supplementally advise the Staff becoming an equity owner upon completion of the development is a possibility for any commercial developer as well as asset-based lenders. However, substantial uncertainties exist underlying the construction project, the market, and available financing make the ownership outcome indeterminate. We supplementally advise the Staff that we have expanded our the disclosures in footnote 2 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007, and, our significant accounting policies within our MD&A.

10.         We have read and considered your response to comments 38 and 39.  Please expand this note to disclose your accounting policies applicable to organization and offering costs.  The revised note should clarify that organizational costs incurred on your behalf or directly by the registrant are expensed as incurred in accordance with SOP 98-5.  In addition, the note should clarify how you record an obligation under SFAS 5 to reflect the registrant’s obligation to repay offering and organizational costs incurred on its behalf.  Further, the note should clarify how offering and organization costs incurred on the registrant’s behalf for which repayment is not required or has been forgiven, are accounted for as capital contributions in accordance with SAB Topic 5T.

Response:             Behringer Harvard Multifamily REIT is externally managed.  Its advisory management agreement places limitations on the amount of costs the Company will bear.  Limits on organization and offering costs are imposed by State law and FINRA in connection with this public offering.  As explained on page F-22 of the prospectus included in Amendment No. 2, the Company’s advisory management agreement with its advisor limits organization and offering expenses that the Company is required to bear such that the Company’s obligation for such expenses consists solely of a payment to the Company’s advisor of an amount equal to 1.5% of gross offering proceeds.  In connection with the pending public offering, the Company’s advisory management agreement provides that its reimbursement obligation (for both IPO organization and offering expenses as well as unreimbursed offering expenses associated with the private offering) will not be a flat 1.5% payment but will be equal to the lower of actual organization and offering expenses or 1.5% of gross offering proceeds.

The Company’s advisor incurred organization costs related to the Company’s establishment of $5,000 and $54,000 for the period from August 4, 2006 (date of inception) through December 31, 2006, and for the year ended December 31, 2007, respectively, for a cumulative total of $59,000.  The Company has recognized these organization costs as an expense in its consolidated financial statements to the extent it had a contractual obligation to pay under its November 22, 2006 advisory management agreement with its advisor.  The Company’s advisor incurred offering costs related to its private offering of $740,000 for the period from August 4, 2006 (date of inception) through December 31, 2006, and incurred offering costs related to its private offering as well as its pending public offering of $482,000 for the year ended December 31, 2007, for a cumulative total of $2,700,000.  The Company has charged offering costs to stockholders equity in its consolidated financial statements to the extent the Company had a contractual obligation to pay under the advisory management agreement.  As explained above, the Company’s obligation was incurred at a fixed rate of 1.5% of gross offering proceeds actually received; the Company received offering proceeds from April 2007 until December 28, 2007.

We have considered the accounting guidance provided by SFAS 5 with respect to accounting for contingencies and SAB Topic 5T with respect to accounting for expenses paid by principal stockholders.  As of the year ended December 31, 2007, $1.6 million of organization and offering costs had been incurred and paid on the Company’s behalf by its advisor but are not yet reimbursable.  The Company would have to raise $107 million in additional offering proceeds in order for such amount to be an obligation of the Company.  This amount is not a “present responsibility” (as referenced in SFAS 5 when defining a “liability”).  Moreover, given that the Company has not yet commenced its pending initial public offering, the Company has no basis to determine that the reimbursement of this amount is “probable” as contemplated by paragraph 8(a) of SFAS 5.  Consistent with guidance set forth at paragraph 10 of SFAS 5, however, the Company has provided disclosure in the notes to its financial statements regarding the amount and nature of its contingent reimbursement obligation.

Because the amount at issue is not a probable liability, SAB Topic 5T is not applicable.  SAB Topic 5T would be applicable if the Company had a liability for organization and offering costs and its advisor paid for it.  For example, if the Company raised sufficient offering proceeds to be obligated to reimburse its advisor for certain organization and offering expenses and its advisor waived the reimbursement obligation, then the Company would recognize the forgiven organization expense as an expense and charge the forgiven offering costs to stockholders equity, with corresponding credits to paid-in capital.  We refer to the Company’s accounting treatment for its contingent reimbursement obligations as the “Contractual Obligation Approach.”

We believe that the Contractual Obligation Approach is widely used by non-traded REITs.  The SEC Accounting Staff has recently affirmed the use of the Contractual Obligation Approach by  non-traded

REITs.  Such recent filings reviewed and commented on by the SEC Accounting Staff include the following correspondence and/or disclosure:

1.     From December 2004 to September 2005,  the SEC Staff fully reviewed and commented on Cornerstone Core Properties REIT, Inc.’s Form S-11 IPO registration statement, registration no. 333-121238.  In publicly available correspondence dated September 20, 2005, the SEC’s comment no. 3 inquired as to Cornerstone’s estimated amount of organization and offering expenses to be paid from offering proceeds.  In Cornerstone’s Form S-11, Pre-effective Amendment No. 5, Note 2 to the consolidated financial statements under the caption, Organizational and Offering Costs (page F-7), the disclosure states:

When recorded by the Company, organizational costs will be expensed as incurred, and offering costs will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor or PCC from the gross proceeds of the Offering.

Recently, the SEC reviewed Cornerstone Core Properties REIT, Inc. again, and Cornerstone continues to utilize the Contractual Obligation Approach as noted in Note 3 (page F-10) to its          December 31, 2007 filing on Form 10-K, where it states:

…all organizational costs are recorded as an expense at the time we become liable for payment of these amounts.

2.     From May 2005 to January 2006, the SEC Staff fully reviewed and commented on Dividend Capital Total Realty Trust, Inc.’s Form S-11 IPO registration statement, registration no. 333-125338.  In publicly available correspondence dated September 7, 2005, the SEC’s comment No. 22 states:

We have reviewed your response to our prior comment 62, and in light of your response request that you include the accounting policy for organization and offering costs in your Summary of Significant Accounting Policies.  In addition, please disclose if any, the amount of reimbursable organization and offering costs incurred that are not reflected in your financial statements as of May 4, 2005.

In Dividend Capital’s Form S-11, Pre-effective Amendment No. 6, its disclosure in the Notes to its consolidated financial statements under the caption, Organizational and Offering Costs (page F-5) states:

Offering costs incurred in connection with the issuance of equity securities are deducted from shareholder’s equity, and organizational costs associated with the formation of the Company are expensed as incurred.

Dividend Capital continues to utilize the Contractual Obligation Approach as disclosed in Note 15 (page F-33) to its December 31, 2007 filing on Form 10-K:

Offering costs incurred in connection with the issuance of equity securities are deducted from stockholders’ equity, and organizational costs associated with the formation of the Company are expensed as incurred and are included as part of general and administrative expenses in the accompanying consolidated statements of operations.

We respectfully submit that there is no reason for the Company to account for its contingent organization and offering reimbursement obligations differently than others in the industry.  Although the Company’s advisor and its affiliates own equity interests in the Company, their economic interest in the Company is no greater and in many cases less than that of sponsors of other non-traded REITs:

An affiliate of the Company’s advisor has acquired convertible stock in the Company (for which it paid $1,000), the terms of which mirror those of the special incentive unit in the Company’s operating subsidiary, Behringer Harvard Multifamily OP I LP, which incentive unit had been owned by the Company’s advisor.  The incentive unit was cancelled at the time of the issuance of the convertible stock.  The terms of the convertible stock and the cancelled incentive unit are economically similar to the back-end incentive fee contemplated by the NASAA REIT Guidelines, which fee is commonly found in the advisory agreements of non-traded REITs.  As described in the prospectus, the convertible stock is of no economic value unless the Company lists its shares of common stock or liquidates its portfolio at sufficiently high prices.

Behringer Harvard Holdings paid approximately $200,000 for 24,969 shares, which represents less than 0.2% of the Company’s outstanding common stock.  The NASAA REIT Guidelines require non-traded REIT sponsors to invest $200,000 in the REIT.

The equity interest of the Company’s advisor and its affiliates in the Company do not make SAB Topic 5T more applicable to us than other non-traded REITs.  First, with respect to Behringer Harvard’s $200,000 equity interest, this equity interest is a much smaller percentage of the Company’s equity than the percentage owned by most non-traded REIT sponsors at the time of the IPO of other non-traded REITs.  Second, SAB Topic 5T applies to all “economic interest holders” not just principal stockholders.  All non-traded REIT advisors are economic interest holders regardless of whether they earn a back-end incentive fee under the advisory agreement or they hold convertible stock (as does the Company) that mirrors the economic terms of a typical back-end incentive fee.  Moreover, the reason for the advisors’ willingness to bear the risk of unreimbursed organization or offering expenses has nothing to do with the speculative possibility of the receipt of a back-end incentive fee, which is only payable in the distant future should REIT list or liquidate at sufficiently high prices.  Rather the non-traded REIT advisors bear this risk in the hopes of earning acquisition fees, asset management and other fees during the REIT’s offering and operational stage.  This is evidenced in part by the fact that all non-traded REIT sponsors bear some risk of organization and offering costs even though not all such REITs pay their sponsors a back-end incentive fee.  As noted above, SAB Topic 5T will become applicable to us and other non-traded REITs when organization and offering become a liability and if the reimbursement obligation is forgiven by the advisor because such forgiveness would be by an “economic interest holder.”

In response to the Staff’s comment, the Company have expanded footnote 2 to its consolidated financial statements for the year ended December 31, 2007 and for the period from August 4, 2006 (date of inception) through December 31, 2006 related to its accounting polices for organization and offering costs.  The Company has: (a) clarified that it expenses organization costs as incurred, (b) explained how it accounts for amounts to which it has an obligation under its contract with the Company’s advisor, (c) explained how the Company accounts for amounts to which it has no obligation under its contract with its advisor, and (d) included disclosures regarding the amount and nature of its contingent reimbursement obligations with respect to organization and offering expenses.

Valuation of Acquired Real Estate and Related Intangibles, pages F-19—F-20

11.         We have read your response to comment 40 and reviewed your revised disclosures.  Please note that while the value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable, the value of above market leases should be based on just the remaining non-cancelable lease term.  Please revise your disclosures to clarify the accounting of your future below and above market leases.

Response:             We supplementally advise the Staff that we have revised the disclosure in footnote 2 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007 and for the period from August 4, 2006 (date of inception) through December 31, 2006.

Note 6 - Joint Ventures, pages F-23 - F-26

12.         We have read your response to comment 42.  It appears this accrued interest relates to a loan issued by a subsidiary which has been deconsolidated.  Please explain why this accrued interest balance has been retained on your financial statements instead of deconsolidated.

Response:             We supplementally advise the Staff that we earned interest on the Lovers Lane Townhomes Loans prior to the contract execution date, when shares of our subsidiary were purchased by our Co-Investment Partner.

Condensed combined financial statement data of the Commercial Developer Entities, page F-26

13.         We have read your response to comment 45 and reviewed your revised disclosures.  It is not clear how the disclosure requirements outlined in paragraph 24(b) of FIN 46(R) provides a rationale for you to include the financial data of the Project Entities within your financial statements.  Please clarify or revise accordingly.  In addition, we note that you have presented combined financial statement data, which indicates you have combined the financial statement data of multiple entities.  Please tell us how you considered the guidance in paragraph 22 of ARB 51 in determining that you have a basis for combining the financial statements of these multiple entities.

Response:             We supplementally advise the Staff that in response to the Staff’s comment, we have removed this financial statement data from the footnotes to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007, and instead provided information about the projects held by the Project Entities in order to comply with the disclosure requirements of FIN46R.

3-14 Financial Statements

Plaza On Lovers Lane Apartments

Statement of Revenues and Certain Operating Expenses, Page F-33

14.         We have read your response to comment 47.  Your response only addresses the application of Rule 3-09 of Regulation S-X to your Ventures and not to the stand alone financial statements of the Plaza on Lovers Lane.  The Plaza on Lovers Lane represents an operating property in which your Venture has made a mezzanine loan investment.  It appears the Plaza on Lovers Lane is an investment in real estate based on the guidance in SAB Topic 1I.  As a result, the stand alone financial statements of the Plaza on Lovers Lane should be provided in accordance with Rule 3-09 of Regulation S-X and updated on the same basis as you in accordance with Rule 3-12 of Regulation S-X.  Please clarify or revise accordingly.

Response:             We respectfully request the Staff to refer to our response to comment 6, which discusses our conclusion that the Lovers Lane Townhomes loans do not qualify as an investment in real estate. We have determined compliance with Rule 3-09 of Regulation S-X separately for (a) the stand alone financial statement requirements of the Plaza on Lovers Lane project, and (b) the stand alone financial statement requirements for our Venture which has made the loans to the Plaza on Lovers Lane project. We concluded that stand alone financial statements for the Plaza on Lovers Lane project entity were not required under Rule 3-09 of Regulation S-X because our loans did not qualify as an investment in real estate.

We respectfully refer the Staff to our response in Comment 7 with regard to our determination of compliance with Rule 3-09 of Regulation S-X and the stand alone financial statement requirements for the Venture which has made loans to the Plaza on Lovers Lane project.  We will continue to monitor the requirements of Rules 3-09 and 3-12 of Regulation S-X.

Pro-Forma Consolidated Financial Information

Notes to Pro-Forma Consolidated Financial Statements

Un-Audited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2007 & the period August 4, 2006 (date of inception) through December 31, 2006 pages F-42 - F-43 and F-44

15.         We have read your response to comment 48. As stated previously, operating and organizational costs should be expensed as incurred in accordance with SOP 98-5.  It is not clear how adjustments (d) and (e) meet the criteria of Rule 11-02(b)(6) of Regulation S-X.  Please clarify or revise accordingly.

Response:             In response to the Staff’s comment, we have removed adjustments (d) and (e) from the Pro-Forma consolidated Statements of Operations for the year ended December 31, 2007 and for the period from August 4, 2006 (date of inception) through December 31, 2006.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.   If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.
Very truly yours,

DLA Piper US LLP

By:
/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

Cc:	Linda van Doorn, SEC Senior Assistant Chief Accountant
Wilson Lee, SEC Staff Accountant
Gerald J. Reihsen, III, Behringer Harvard Multifamily REIT I, Inc.

Exhibit A

Structure Diagrams for Investments

The attached structure diagrams show how the Company indirectly owns real estate or loans relating to eight multifamily real estate projects.  Note that each of the joint ventures with the co-investment partner owns their investments in these projects through a separate REIT (each a “Subsidiary REIT”).

The ownership structure of each Subsidiary REIT is shown in the first diagram, entitled “Organizational Structure of Co-Investments with Dutch Foundation.”  In this diagram, the Subsidiary REIT is represented by the shaded rectangle.  The Subsidiary REIT is (or will be) owned by a Venture LLC and at least 100 other investors (each such investor is a “qualified purchaser” as defined under Section 2(a)(51) of the ‘40 Act).  A separate Venture LLC and Subsidiary REIT have been and will be established for each co-investment with the co-investment partner.  The ownership interests of the co-investment partner and the Company in the Venture LLC will generally be 45% for the co-investment partner and 55% for the Company.  However, the co-investment partner may own a lesser percentage and the Company a greater percentage, as in The Reserve at Johns Creek investment, for example, where the co-investment partner owns a 36% interest and the Company owns a 64% interest in the relevant Venture LLC.

The subsequent diagrams show how the relevant Subsidiary REIT fits into the ownership structure of each of the Company’s investments.  As in the first diagram, in these subsequent diagrams the Subsidiary REIT is represented by the shaded rectangle.  However, in these subsequent diagrams, the actual name of the Subsidiary REIT is used.

Note also that the diagrams show the amount loaned by the Subsidiary REIT as of April 4, 2008 and the total amount the Subsidiary REIT is committed to advance for the project.